Exhibit 99.1

Caesarstone Announces Date for Second Quarter 2012 Results

MP MENASHE, ISRAEL – July 24, 2012 – Caesarstone Sdot-Yam Ltd. (NASDAQ:CSTE), a manufacturer of high quality engineered quartz surfaces, today announced that it will release its earnings results for the second quarter ended June 30, 2012 on Tuesday, August 7, 2012 before the market opens.

Yosef Shiran, the Company’s Chief Executive Officer, and Yair Averbuch, the Company’s Chief Financial Officer, will host a conference call on the same day at 8:30 a.m. ET to discuss the results of the quarter, followed by a question and answer session for the investment community. A live webcast of the call can be accessed at ir.caesarstone.com or at www.viavid.com in the events section. To access the call, dial toll-free 1-877-627-6585 or +1-719-325-4752 (international). The pass code is 4142578.

To listen to a telephonic replay of the conference call, dial toll-free 1-877-870-5176 or +1-858-384-5517 (international) and enter pass code 4142578.  The replay will be available beginning at 11:30 a.m. ET on Tuesday, August 7, 2012 and will last through 11:59 PM ET August 21, 2012.

About Caesarstone

Caesarstone manufactures high quality engineered quartz surfaces, which are used in both residential and commercial buildings as countertops, vanities, wall cladding, floors and other types of interior surfaces. The wide variety of colors, styles, designs and textures of Caesarstone® products , along with Caesarstone's  inherent characteristics such as hardness, non-porous, scratch and stain resistance and durability, provide consumers with excellent surfaces for their internal spaces which are highly competitive to granite, manufactured solid surfaces and laminate, as well as to other engineered quartz surfaces. Caesarstone's four collections of products – Classico, Supremo, Motivo and Concetto – are available in over 40 countries around the world. For more information about the Company, please visit our website www.caesarstone.com.

Contact

James Palczynski
Investor Relations
+1 (203) 682-8229
jp@icrinc.com